  EXHIBIT 21.1

SUBSIDIARIES OF ATLANTIC GREEN POWER HOLDING COMPANY

Name of Subsidiary	Jurisdiction of Organization
Atlantic Green Power Corporation	New Jersey
Quinton Solar Energy 1 LLC	Delaware
Quinton Solar Energy 2 LLC	Delaware
Beckett Solar Energy LLC	Delaware
Upper Pittsgrove Solar 1 LLC	Delaware
Upper Pittsgrove Solar 2 LLC	Delaware
Woodstown Solar LLC	Delaware